Cray Inc. Corporate Headquarters 411 First Avenue S., Suite 600 Seattle, WA 98104-2860 USA tel (206) 701 2000 fax (206) 701 2500 www.cray.com
Edgar Correspondence

September 2, 2008
Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Room 4561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cray Inc. Form 10-K for the Year Ended December 31, 2007 Filed March 11, 2008 Definitive Proxy Statement Filed on March 31, 2008 File No. 000-26820
Dear Ms. Collins:
Pursuant to my discussions with Jan Woo, staff attorney, on Friday, August 29, 2008, we request an extension of the time to respond to your August 21, 2008, comment letter to Friday, September 12, 2008. We appreciate the staff’s accommodation to our request.
At the request of Ms. Woo, the letter is being filed on EDGAR under submission type: CORRESP.
Yours truly,
/s/ Kenneth W. Johnson
Kenneth W. Johnson
Senior Vice President and General Counsel

cc.	Peter J. Ungaro, President and Chief Executive Officer
Brian C. Henry, Executive Vice President and Chief Financial Officer
Cray Audit Committee
L. John Stevenson, Stoel Rives LLP
David C. Lee, Peterson Sullivan PLLC